SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

BIOMIMETIC THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

09064X101

(CUSIP Number)

W. Stephen Holmes III

InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, CA 94025

650-854-8585

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09064X101	13D

1.	Name of Reporting Persons InterWest Partners VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) PN

1.

CUSIP No. 09064X101	13D

1.	Name of Reporting Persons InterWest Investors VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) PN

2.

CUSIP No. 09064X101	13D

1.	Name of Reporting Persons InterWest Investors Q VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) PN

3.

CUSIP No. 09064X101	13D

1.	Name of Reporting Persons InterWest Management Partners VIII, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) OO

4.

CUSIP No. 09064X101	13D

1.	Name of Reporting Persons InterWest Partners X, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) PN

5.

CUSIP No. 09064X101	13D

1.	Name of Reporting Persons InterWest Management Partners X, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) OO

6.

CUSIP No. 09064X101	13D

1.	Name of Reporting Persons Harvey B. Cash
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) IN

7.

CUSIP No. 09064X101	13D

1.	Name of Reporting Persons Christopher B. Ehrlich
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) IN

8.

CUSIP No. 09064X101	13D

1.	Name of Reporting Persons Philip T. Gianos
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) IN

9.

CUSIP No. 09064X101	13D

1.	Name of Reporting Persons W. Stephen Holmes III
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) IN

10.

CUSIP No. 09064X101	13D

1.	Name of Reporting Persons Gilbert H. Kliman
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) IN

11.

CUSIP No. 09064X101	13D

1.	Name of Reporting Persons Arnold L. Oronsky
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) IN

12.

CUSIP No. 09064X101	13D

1.	Name of Reporting Persons Thomas L. Rosch
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) IN

13.

CUSIP No. 09064X101	13D

1.	Name of Reporting Persons Nina S. Kjellson
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) IN

14.

CUSIP No. 09064X101	13D

1.	Name of Reporting Persons Douglas A. Pepper
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) IN

15.

CUSIP No. 09064X101	13D

1.	Name of Reporting Persons Bruce Cleveland
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) IN

16.

CUSIP No. 09064X101	13D

1.	Name of Reporting Persons Khaled A. Nasr
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) IN

17.

CUSIP No. 09064X101	13D

1.	Name of Reporting Persons Keval Desai
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) IN

18.

CUSIP No. 09064X101	13D

1.	Name of Reporting Persons Douglas C. Fisher
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type of Reporting Person (see instructions) IN

19.

Introductory Note: This Amendment No. 2 (the “Amendment”) to the statement on Schedule 13D is being filed by the Reporting Persons and amends and restates Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 10, 2012 (the “Amended Schedule 13D”), and relates to shares of Common Stock, $0.001 par value per share (“Common Stock”), of BioMimetic Therapeutics, Inc., a Delaware corporation (the “Issuer” or “BioMimetic”). This Amendment is being filed to report that on March 1, 2013, Wright Medical [nasdaq: WMGI] (“Wright”) announced that it had completed its acquistion of BioMimetic. Accordingly, the number of securities beneficially owned by the Reporting Persons has decreased.

Items 3, 5 and 7 of the Amended Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Amended Schedule 13D.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock of BioMimetic. The principal executive office of the Issuer is located at 389 Nichol Mill Lane, Franklin, Tennessee 37067.

Item 2. Identity and Background.

(a)	Name:

InterWest Management Partners VIII, L.L.C. (“IMP VIII”)

InterWest Partners VIII, L.P. (“IWP VIII”)

InterWest Investors VIII, L.P. (“II VIII”)

InterWest Investors Q VIII, L.P. (“IIQ VIII”)

InterWest Management Partners X, L.L.C. (“IMP X”)

InterWest Partners X, L.P. (“IWP X”)

Harvey B. Cash (“Cash”)

Christopher B. Ehrlich (“Ehrlich”)

Philip T. Gianos (“Gianos”)

W. Stephen Holmes III (“Holmes”)

Gilbert H. Kliman (“Kliman”)

Arnold L. Oronsky (“Oronsky”)

Thomas L. Rosch (“Rosch”)

Nina S. Kjellson (“Kjellson”)

Douglas A. Pepper (“Pepper”)

Bruce Cleveland (“Cleveland”)

Khaled A. Nasr (“Nasr”)

Keval Desai (“Desai”)

Douglas C. Fisher (“Fisher”)

(b)	Residence or business address: 2710 Sand Hill Road, Second Floor, Menlo Park, CA 94025

(c)	IMP VIII is the general partner of IWP VIII, IIQ VIII and II VIII. IMP X is the general partner of IWP X. InterWest Partners is a venture capital firm investing in emerging trends and technologies. Oronsky, Gianos, Kliman, Cash and Holmes are Managing Directors of IMP VIII. Oronsky, Kliman, Gianos, , Kjellson, Holmes, , Pepper and Cleveland are Managing Directors of IMP X. Nasr, Desai and Fisher are Venture Members of IMP X. . Ehrlich and Rosch are Departed Members of IMP VIII. Cash, Ehrlich and Rosch are Departed Members of IMP X.

(d)	None of the entities or persons listed above (“Reporting Persons”), during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

20.

(f)	Citizenship.

IMP VIII:	California, United States of America
IWP VIII:	California, United States of America
IIQ VIII:	California, United States of America
II VIII:	California, United States of America
IMP X:	California, United States of America
IWP X	California, United States of America
Cash:	United States of America
Ehrlich:	United States of America
Gianos:	United States of America
Holmes:	United States of America
Kliman:	United States of America
Oronsky:	United States of America
Rosch:	United States of America
Pepper	United States of America
Kjellson	United States of America
Cleveland	United States of America
Nasr	United States of America
Desai	United States of America
Fisher	United States of America

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling IMP VIII and IMP X (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Amended Schedule 13D is hereby amended and supplemented as follows:

Wright previously announced plans on November 19, 2012 to acquire BioMimetic Therapeutics, Inc. for an upfront purchase price of approximately $190 million in cash and stock plus additional milestone payments of up to approximately $190 million in cash, which are payable upon receipt of FDA approval of Augment® Bone Graft and upon achieving certain revenue milestones. In conjunction with the closing of the transaction, a total of approximately $42.5 million in cash will be paid, and approximately 7.0 million shares of Wright common stock and 28.1 million contingent value rights (CVRs) will be issued. The CVRs will be listed for trading on the Nasdaq Global Market under the symbol WMGIZ and are expected to begin trading on Monday, March 4, 2013. The merger is intended to qualify as a tax-free reorganization.

21.

Item 5. Interest in Securities of the Issuer.

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13D is provided as of March 1, 2013:

Reporting Persons	Shares Held Directly	Shares Issuable Upon Exercise of Options Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
IWP VIII	0	0	0	0	0	0	0	0.0%
II VIII	0	0	0	0	0	0	0	0.0%
IIQ VIII	0	0	0	0	0	0	0	0.0%
IMP VIII	0	0	0	0	0	0	0	0.0%
IWP X	0	0	0	0	0	0	0	0.0%
IMP X	0	0	0	0	0	0	0	0.0%
Cash	0	0	0	0	0	0	0	0.0%
Ehrlich	0	0	0	0	0	0	0	0.0%
Gianos	0	0	0	0	0	0	0	0.0%
Holmes	0	0	0	0	0	0	0	0.0%
Kliman	0	0	0	0	0	0	0	0.0%
Oronsky	0	0	0	0	0	0	0	0.0%
Rosch	0	0	0	0	0	0	0	0.0%
Kjellson	0	0	0	0	0	0	0	0.0%
Pepper	0	0	0	0	0	0	0	0.0%
Cleveland	0	0	0	0	0	0	0	0.0%
Nasr	0	0	0	0	0	0	0	0.0%
Desai	0	0	0	0	0	0	0	0.0%
Fisher	0	0	0	0	0	0	0	0

(d)	Not applicable.
(e)	As of March 1, 2013, the Reporting Persons ceased ownership of more than five percent of the shares of Common Stock.

Item 7. Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D.
B.	Power of Attorney of Douglas C. Fisher.

22.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2013

INTERWEST PARTNERS VIII, L.P.
By:	/s/ Karen A. Wilson
	Karen A. Wilson as Attorney-in-fact	By:	InterWest Management Partners VIII, L.L.C.
	for Harvey B. Cash	Its:	General Partner

		By:	/s/ W. Stephen Holmes
By:	/s/ Karen A. Wilson		W. Stephen Holmes
	Karen A. Wilson as Attorney-in-fact		Managing Director
for Christopher B. Ehrlich
INTERWEST INVESTORS VIII, L.P.

By:	/s/ Karen A. Wilson	By:	InterWest Management Partners VIII, L.L.C.
	Karen A. Wilson as Attorney-in-fact	Its:	General Partner
for Philip T. Gianos
		By:	/s/ W. Stephen Holmes
W. Stephen Holmes
By:	/s/ W. Stephen Holmes		Managing Director
W. Stephen Holmes

INTERWEST INVESTORS Q VIII, L.P.
By:	/s/ Karen A. Wilson
	Karen A. Wilson as Attorney-in-fact	By:	InterWest Management Partners VIII, L.L.C.
	for Gilbert H. Kliman	Its:	General Partner

		By:	/s/ W. Stephen Holmes
By:	/s/ Karen A. Wilson		W. Stephen Holmes
	Karen A. Wilson as Attorney-in-fact		Managing Director
for Arnold L. Oronsky
INTERWEST MANAGEMENT PARTNERS VIII, L.L.C.
By:	/s/ Karen A. Wilson
Karen A. Wilson as Attorney-in-fact
	for Thomas L. Rosch	By:	/s/ W. Stephen Holmes
W. Stephen Holmes
Managing Director
By:	/s/ Karen A. Wilson
Karen A. Wilson as Attorney-in-fact
	for Nina S. Kjellson	INTERWEST PARTNERS X, L.P.

		By:	InterWest Management Partners X, L.L.C.
By:	/s/ Karen A. Wilson	Its:	General Partner
Karen A. Wilson as Attorney-in-fact
	for Douglas A. Pepper	By:	/s/ W. Stephen Holmes
W. Stephen Holmes
Managing Director
By:	/s/ Karen A. Wilson
Karen A. Wilson as Attorney-in-fact
for Bruce Cleveland

S-1.

INTERWEST MANAGEMENT PARTNERS X, L.L.C.
By:	/s/ Karen A. Wilson
	Karen A. Wilson as Attorney-in-fact	By:	/s/ W. Stephen Holmes
	for Khaled A. Nasr		W. Stephen Holmes
Managing Director
By:	/s/ Karen A. Wilson
Karen A. Wilson as Attorney-in-fact
for Keval Desai

By:	/s/ Karen A. Wilson
Karen A. Wilson as Attorney-in-fact
for Douglas C. Fisher

S-2.

SCHEDULE I

Managing Directors:

Arnold Oronsky

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California 94025

Principal Occupation:

    Managing Director of InterWest Management Partners VIII, L.L.C., which serves as the general partner of

    InterWest Partners VIII, L.P., InterWest Investors Q VIII, L.P. and InterWest Investors VIII, L.P.

    Managing Director of InterWest Management Partners X, L.L.C., which serves as the general partner of

    InterWest Partners X, L.P.

Citizenship: United States of America

Philip T. Gianos

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California 94025

Principal Occupation:

    Managing Director of InterWest Management Partners VIII, L.L.C., which serves as the general partner of

    InterWest Partners VIII, L.P., InterWest Investors Q VIII, L.P. and InterWest Investors VIII, L.P.

    Managing Director of InterWest Management Partners X, L.L.C., which serves as the general partner of

    InterWest Partners X, L.P.

Citizenship: United States of America

Thomas L. Rosch

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California 94025

Principal Occupation:

    Former Manager of InterWest Management Partners VIII, L.L.C., which serves as the general partner of

    InterWest Partners VIII, L.P., InterWest Investors Q VIII, L.P. and InterWest Investors VIII, L.P.

    Former Manager of InterWest Management Partners X, L.L.C., which serves as the general partner of

    InterWest Partners X, L.P.

Citizenship: United States of America

Harvey B. Cash

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California 94025

Principal Occupation:

    Manager of InterWest Management Partners VIII, L.L.C., which serves as the general partner of

    InterWest Partners VIII, L.P, InterWest Investors Q VIII, L.P. and InterWest Investors VIII, L.P.

    Departed Member of InterWest Management Partners X, L.L.C., which serves as the general partner of

    InterWest Partners X, L.P.

Citizenship: United States of America

Gilbert H. Kliman

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California 94025

Principal Occupation:

    Managing Director of InterWest Management Partners VIII, L.L.C., which serves as the general partner of

    InterWest Partners VIII, L.P., InterWest Investors Q VIII, L.P. and InterWest Investors VIII, L.P.

    Managing Director of InterWest Management Partners X, L.L.C., which serves as the general partner of

    InterWest Partners X, L.P.

Citizenship: United States of America

Schedule I-1.

W. Stephen Holmes III

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California 94025

Principal Occupation:

    Managing Director of InterWest Management Partners VIII, L.L.C., which serves as the general partner of

    InterWest Partners VIII, L.P., InterWest Investors Q VIII, L.P. and InterWest Investors VIII, L.P.

    Managing Director of InterWest Management Partners X, L.L.C., which serves as the general partner of

    InterWest Partners X, L.P.

Citizenship: United States of America

Christopher B. Ehrlich

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California 94025

Principal Occupation:

    Former Venture Member of InterWest Management Partners VIII, L.L.C., which serves as the general partner of

    InterWest Partners VIII, L.P., InterWest Investors Q VIII, L.P. and InterWest Investors VIII, L.P.

    Former Managing Director of InterWest Management Partners X, L.L.C., which serves as the general partner of

    InterWest Partners X, L.P.

Citizenship: United States of America

Nina S. Kjellson

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California 94025

Principal Occupation:

    Managing Director of InterWest Management Partners X, L.L.C., which serves as the general partner of

    InterWest Partners X, L.P.

Citizenship: United States of America

Douglas A. Pepper

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California 94025

Principal Occupation:

    Managing Director of InterWest Management Partners X, L.L.C., which serves as the general partner of

    InterWest Partners X, L.P.

Citizenship: United States of America

Bruce Cleveland

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California 94025

Principal Occupation:

    Managing Director of InterWest Management Partners X, L.L.C., which serves as the general partner of

    InterWest Partners X, L.P.

Citizenship: United States of America

Khaled A. Nasr

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California 94025

Principal Occupation:

    Venture Member of InterWest Management Partners X, L.L.C., which serves as the general partner of

    InterWest Partners X, L.P.

Citizenship: United States of America

Schedule I-2.

Keval Desai

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California 94025

Principal Occupation:

    Venture Member of InterWest Management Partners X, L.L.C., which serves as the general partner of

    InterWest Partners X, L.P.

Citizenship: United States of America

Douglas C. Fisher

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California 94025

Principal Occupation:

    Venture Member of InterWest Management Partners X, L.L.C., which serves as the general partner of

    InterWest Partners X, L.P.

Citizenship: United States of America

Schedule I-3.

EXHIBIT INDEX

A.	Agreement regarding filing of joint Schedule 13D.
B.	Power of Attorney of Douglas C. Fisher.